VEDDER PRICE

06019467

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, DC • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

December 19, 2006

VIA FEDEX

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 20 2006
WASH, D.C.
160

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

PROCESSED
DEC 26 2006
THOMSON
FINANCIAL

CLZ/kc
Enclosures
cc: Ms. Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.16

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc Block Listing Application dated October 31, 2006
- Notification of transactions of directors, persons discharging managerial responsibility or connected persons dated November 22, 2006
- Update of number of securities quoted on ASX dated November 2, 2006
- Update of number of securities quoted on ASX dated December 4, 2006
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 - Notification of Major Interests in Shares
- Return of Allotment of Shares dated November 2, 2006
- Return of Allotment of Shares dated November 9, 2006
- Return of Allotment of Shares dated November 16, 2006

Henderson Group plc

Update of number of securities quoted on ASX

4 December 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during November 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	501,970,566 At 31 October 2006 30,247,477 Net transfers 532,218,043 At 30 November 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during November 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
532,218,043	CDIs

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	901,971,684	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2006..........
(~~Director~~/Company Secretary)

Print name: Steven O'Brien

== == == == ==

Henderson Group plc

Henderson Group plc
Block Listing Application

31 October 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary shares of 10p each under the Henderson Group plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These securities are identical in all respects with each other and with existing class of security.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary

+44 20 7818 4233
wendy.king@henderson.com

Henderson Group plc

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

22 November 2006

On 21 November 2006, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 1,057,487 Henderson Group plc CHESS Depositary Interests (CDIs) made on 21 November 2006 on behalf of the Henderson Group plc LTIP at the price of A$ 2.7821. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 7,345,370 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 22 November 2006, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates - 5,363,011 – ordinary 10 pence shares
Toby Hiscock - 1,844,224 – ordinary 10 pence shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16 (AMCORP)	1,163,406
JP Morgan Chase Nominees (ARF)	4,986,120
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> (GSF)	16,373,267
RBC Global Services Australia Nominees Pty Limited <PIIC A/C> (ICAS)	2,335,484
RBC Global Services Australia Nominees Pty Limited <PIIC A/C> (ICIS)	7,740,753
Cogent Nominee Pty Limited (NSWTC)	1,923,412
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> (PCEF)	5,788,446
Permanent Trustee Australia Ltd <SMF 0013> (SMF)	797,060
National Australia Custodian Services A/C 3093-15 TSPPAE (TEL)	3,571,442
Perpetual Trustee Company Ltd (T2)	1,560
Perpetual Trustee Company Ltd (T7)	390
National Australia Custodian Services A/C CBPFAE / 5267 -15 (PMCBUS)	3,125,984
JP Morgan Chase Nominees A/C 20004 (PMHOST)	1,273,650
National Australia Custodian Services A/C 9498-10 (PMSTA)	2,970,730
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C (QITE2)	105,515
Citicorp Nominees Pty Ltd (PMCGSF)	1,876,250
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	
Citicorp Nominees Pty Ltd A/C EASS04 (CBAISF)	6,883,949
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	52,034,179
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWGAF)	5,129,880
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWSPF)	563,185
JP Morgan Chase Nominees A/C 32512 (PIACT)	907,716
National Australia Custodian Services A/C FNPEAE/9353-16 (PIFIJI)	359,684
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	411,408
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	
RBC Global Services Australia Nominees Pty Limited <SSREN A/C>	192,753
JP Morgan Chase Nominees A/C 33112 (PIHEST)	2,254,481
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	385,147
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	
RBC Global Services Australia Nominees Pty Limited <PCREN A/C>	142,584
Cogent Nominee Pty Limited A/C WTXME6 (PIEFM6)	6,214,361
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWCPF)	924,868

JP Morgan Chase Nominees A/C 34893 (PISTCF)	806,853
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWQLS)	1,627,984
National Australia Custodian Services A/C CDPMUT/8536-28 (PICATS)	931,918
UBS Nominee Pty Ltd <Prime Broking A/C> (PIEATF)	6,177
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWQMN)	179,981

5. Number of shares / amount of stock acquired

33,064,429

6. Percentage of issued class

3.67%

7. Number of shares / amount of stock disposed

22,615,304

8. Percentage of issued class

2.51%

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

21 November 2006

12. Total holding following this notification

133,989,777

13. Total percentage holding of issued class following this notification

14.86%

14. Any additional information

-

15. Name of contact and telephone number for queries

MRS W J KING – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

MRS W J KING – DEPUTY COMPANY SECRETARY

Date of notification

23 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

ALTIMA PARTNERS LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALTIMA PARTNERS LLP

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

47,764,909 ORDINARY SHARES
1,255,852 CHESS DEPOSITARY INTERESTS

8. Percentage of issued class

5.29% OF THE ORDINARY SHARES
0.13% OF THE CHESS DEPOSITARY INTERESTS
5.42% TOTAL

9. Class of security

ORDINARY SHARES AND CHESS DEPOSITARY INTERESTS

10. Date of transaction

7 NOVEMBER 2006

11. Date company informed

7 NOVEMBER 2006

12. Total holding following this notification

NONE

13. Total percentage holding of issued class following this notification

0%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

7 NOVEMBER 2006

Henderson Group plc

Update of number of securities quoted on ASX

2 November 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during October 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	642,066,142 At 30 September 2006 (141,236,775) Cancelled – Return of Cash 1,141,199 Net transfers 501,970,566 At 31 October 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	501,970,566	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	901,300,918	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 November 2006..........
(~~Director~~/Deputy Company secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 11 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,155		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ *DX 33050 Cardiff*
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom	£0.10 Ordinary	2,155
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09 / 11 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	43,788		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	43,788
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed Date

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 / 11 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	579,525		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	579,525
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange